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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing
Received
FEB 26 2018
WASH. D.C.

SEC FILE NUMBER
8-68440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stone Key Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 West Putnam Avenue, Suite 110
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Urfirer — (203) 930-3737
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDG-CPAs (shortened from Becher, Della Torre, Gitto & Company, CPAs)
(Name – *if individual, state last, first, middle name*)

76 North Walnut	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, Michael J. Urfirer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stone Key Securities LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature] 2/21/18

Signature

Chairman & Chief Executive Officer

Title

2/21/18

[signature]

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stone Key Securities LLC

Report on Audit of Statement of Financial Condition
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2017

Stone Key Securities LLC

Contents
December 31, 2017

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Stone Key Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stone Key Securities LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Becher, Della Torre, Gitto & Company

We have served as Stone Key Securities LLC's auditor since 2014.

Becher, Della Torre, Gitto & Company, PC
(d/b/a BDG-CPAs)
Ridgewood, New Jersey
February 21, 2018

Stone Key Securities LLC

Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	135,000
Prepaid expenses		2,724
Total assets	$	137,724

Liabilities and Member's Equity

Liabilities - accounts payable and accrued expenses	$	7,577
Member's equity		130,147
Total liabilities and member's equity	$	137,724

See accompanying notes to financial statement.

1. Organization and Business

Stone Key Securities LLC (the "Company"), a Delaware limited liability company, was formed on May 18, 2009. The Company is a wholly owned subsidiary of Stone Key Group LLC (the "Parent Company"). Since December 21, 2010, the Company has been registered as a broker dealer with the Securities and Exchange Commission ("SEC") and has been a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is registered as a broker dealer in the states of Connecticut and New York and maintains offices in Greenwich and Stamford, Connecticut.

2. Summary of Significant Accounting Policies

The financial statement of the Company has been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") has become the exclusive reference of authoritative US GAAP recognized by the FASB to be applied by non-governmental entities. The following is a summary of significant accounting policies used in preparing the financial statement:

Use of Estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, to be cash equivalents.

Accounts Receivable and Other Receivables

Receivables are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of Stone Key Group LLC. The Company is not subject to income taxes in any jurisdiction. Each member of Stone Key Group LLC is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. No provision for federal or state income taxes has been made in the accompanying financial statement since such liabilities, if any, are the responsibility of the Company's sole member.

The authoritative guidance issued by FASB requires management to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. Tax penalties and interest, if any, would be accrued as incurred and would be recorded on the statement of operations.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns (as part of Stone Key Group LLC's returns) for three years from the date of filing. These returns generally remain open for examination for three years from the date filed with each taxing jurisdiction.

3. Concentration of Credit Risk

The Company's cash and cash equivalent balances, maintained at a financial institution, may at times be in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of the institution in order to keep the potential risk to a minimum.

The Company is engaged in various advisory, valuation, and private placement activities in which the counterparties include banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $127,423, which was $27,423 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.06 to 1.

5. Subsequent Events

The Company's management has evaluated the period from January 1, 2018 to February 21, 2018, the date the financial statement was available to be issued, for subsequent events requiring recognition or disclosure in the financial statement. No material subsequent events were identified.